Exhibit 99.1

Directors’ Share Dealing

London: Friday, June 16, 2017:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notifications that:-

1.Dynamic Drive Limited, a person closely associated (“PCA”) with Mr Simon To, Executive Director and Chairman, purchased a total of 11,158 American Depositary Shares of the Company (“ADSs”, each representing one half of one ordinary share of US$1.00 each in the capital of Chi-Med (“Ordinary Share”)) between June 13 and 15, 2017 at an average price of US$21.18 per ADS. Dynamic Drive Limited is controlled by the trustee of Dynamic Drive Trust (the “DDT”) which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor;

2.Wencheng Capital Limited (“WCL”), a PCA with Mr To, purchased a total of 25,669 ADSs between June 13 and 15, 2017 at an average price of US$21.15 per ADS.  WCL is controlled by the trustee of Wencheng Trust (“WT”) which has been established for the benefit of Mr To’s family member, of which Mr To is the settlor;

3.Mr To transferred a total of 70,000 ADSs from an account in his own name to WCL on June 14, 2017; and

4.Ms Edith Shih, Non-executive Director and Company Secretary, purchased a total of 25,403 ADSs on June 14 and 15, 2017 at an average price of US$21.17 per ADS.

Following the above purchase of a total of 36,827 ADSs and transfer of 70,000 ADSs, Mr To is interested in 106,827 ADSs (in DDT and WT of which his family members are the beneficiaries) and 180,000 Ordinary Shares (including the holding of 78,000 Ordinary Shares in DDT of which his family members are the beneficiaries), representing in aggregate approximately 0.38% of the current issued share capital of Chi-Med.

Following the above purchase, Ms Shih is interested in 76,144 ADSs and 60,000 Ordinary Shares, representing approximately 0.16% of the current issued share capital of Chi-Med.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dynamic Drive Limited
2	Reason for the notification

a)	Position/status

Person closely associated with Mr Simon To, Executive Director and Chairman.  Dynamic Drive Limited is controlled by the trustee of Dynamic Drive Trust which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor.

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction

Acquisition of 11,158 ADSs in the name of Dynamic Drive Limited which holds the ADSs for a family trust (Dynamic Drive Trust) of which Mr To is the settlor between June 13 and 15, 2017 at an average price of US$21.18 per ADS

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$20.91	6,780
		US$21.00	500
		US$21.66	3,878

d)	Aggregated information	Aggregated volume: 11,158
	— Aggregated volume	Price information: US$21.18
— Price

e)	Date of the transaction	2017-06-13 – acquisition of 6,780 ADSs
2017-06-14 – acquisition of 500 ADSs
2017-06-15 – acquisition of 3,878 ADSs

f)	Place of the transaction	Nasdaq Stock Market

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Wencheng Capital Limited
2	Reason for the notification

a)	Position/status

Person closely associated with Mr Simon To, Executive Director and Chairman.  Wencheng Capital Limited is controlled by the trustee of Wencheng Trust which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor.

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction

Acquisition of 25,669 ADSs in the name of Wencheng Capital Limited which holds the ADSs for a family trust (Wencheng Trust) of which Mr To is the settlor between June 13 and 15, 2017 at an average price of US$21.15 per ADS

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$20.91	16,958
		US$21.00	1,300
		US$21.72	7,411

d)	Aggregated information	Aggregated volume: 25,669
	— Aggregated volume	Price information: US$21.15
— Price

e)	Date of the transaction	2017-06-13 – acquisition of 16,958 ADSs
2017-06-14 – acquisition of 1,300 ADSs
2017-06-15 – acquisition of 7,411 ADSs

f)	Place of the transaction	Nasdaq Stock Market

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Simon To
2	Reason for the notification

a)	Position/status	Executive Director and Chairman

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction

Disposal of 70,000 ADSs from Mr Simon To to Wencheng Capital Limited which holds the ADSs for a trust (Wencheng Trust), established for the benefit of Mr To’s family members, of which Mr To is the settlor on June 14, 2017

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		-	70,000

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2017-06-14

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Wencheng Capital Limited
2	Reason for the notification

a)	Position/status

Person closely associated with Mr Simon To, Executive Director and Chairman.  Wencheng Capital Limited is controlled by the trustee of Wencheng Trust which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor.

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Acquisition of 70,000 ADSs in the name of Wencheng Capital Limited which holds the ADSs for a family trust (Wencheng Trust) of which Mr To is the settlor on June 14, 2017

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		-	70,000

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2017-06-14

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Ms Edith Shih
2	Reason for the notification

a)	Position/status	Non-executive Director and Company Secretary

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00
	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Acquisition of 25,403 ADSs on June 14 and 15, 2017 at an average price of US$21.17 per ADS

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$21.14	20,000
		US$21.10	4,445
		US$22.22	958

d)	Aggregated information	Aggregated volume: 25,403
	— Aggregated volume	Price information: US$21.17
— Price

e)	Date of the transaction	2017-06-14 – Acquisition of 24,445 ADSs
2017-06-15 – Acquisition of 958 ADSs

f)	Place of the transaction	Nasdaq Stock Market

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

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